November 29, 2006

Re: TriMas Corporation Form S-1 - Supplemental Information

Dear Mr. Watkinson:

At the request and on behalf of TriMas Corporation (the “Company”) and in furtherance of conversations among E.R. Autry, Jr. and Robert J. Zalupski, each from the Company and Mr. Decker and you of the Staff, we are submitting this supplemental information via email and facsimile for your review. Following your review of this information, the Company will be happy to discuss any further questions or comments you may have. In the interim, please feel free to contact me with any questions at (212) 701-3036.

Very truly yours,

                                                                                    /s/ Douglas Horowitz
Douglas Horowitz
Scott Watkinson
Mail Stop 0404
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

cc:	Scott Watkinson Rufus Decker Brigitte Lippmann Lesli Sheppard Grant Beard E.R. Autry, Jr. Joshua Sherbin Bob Zalupski Jonathan Schaffzin Jason Terrana Brian Kleinhaus

TriMas Corporation
Supplemental Analysis - Impact of Change in Useful Lives

		Year ended December 31,
($ in 000's)		2001	2002	2003	2004	2005

Selling, general and administrative expenses (1)	Reported	$114,930	$114,770	$158,020	$164,280	$159,020
	Revised	*	*	*	*	*
	Difference	*	*	*	*	*

		As of December 31,
		2001	2002	2003	2004	2005

Other intangibles, net (1)	Reported	$249,210	$236,460	$281,560	$269,200	$255,220
	Revised	*	*	*	*	*
	Difference	*	*	*	*	*

(1) continuing operations

*  Indicates that text has been omitted in connection with a confidential treatment request.  This text has been submitted separately to the staff.